SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number 000-38512

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 804, 322 11th Avenue SW

Calgary, Alberta, Canada T2R 0C5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Oncolytics Biotech Inc. (File No. 333-281009), as amended or supplemented.

INFORMATION FURNISHED

On August 2, 2024, Oncolytics Biotech Inc. (the “Registrant”) entered into an at-the-market sales agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co., pursuant to which the Registrant may, at its discretion, from time to time, sell up to $50-million worth of common shares.

On July 12, 2024, the Registrant terminated its equity distribution agreement dated June 17, 2022 (the “Equity Distribution Agreement”) with Canaccord Genuity LLC. The termination of the Equity Distribution Agreement was effective July 22, 2024.

DOCUMENTS FILED

EXHIBIT NUMBER	DESCRIPTION

99.1	Equity Distribution Agreement dated August 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: August 2, 2024	By:	/s/ Kirk Look
Kirk Look
Chief Financial Officer